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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                -----------

                              AMENDMENT NO. 5
                                    TO
                              SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section
              14(d)(1) of the Securities Exchange Act of 1934

                                    and

                              AMENDMENT NO. 8
                                    TO
                               SCHEDULE 13D
                 under the Securities Exchange Act of 1934

                         ARV ASSISTED LIVING, INC.
                         (Name of Subject Company)


                           EMERITUS CORPORATION
                                    and
                                EMAC CORP.
                                 (Bidder)


                   Common Stock, No Par Value Per Share
              (Including the Preferred Share Purchase Rights)
                      (Title of Class of Securities)

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                                 00204C107
                              (CUSIP Number)


                           Raymond R. Brandstrom
                           Emeritus Corporation
                            3131 Elliot Avenue
                                 Suite 500
                        Seattle, Washington  98121
                         Telephone: (206) 298-2909
   (Name, Address and Telephone Number of Persons Authorized to Receive
              Notices and Communications on Behalf of Bidder)

                                Copies to:
       Phillip R. Mills, Esq.              Michael Stansbury, Esq.
        Davis Polk & Wardwell                   Perkins Coie
        450 Lexington Avenue                  1201 Third Avenue
      New York, New York 10017                   Suite 4000
      Telephone: (212) 450-4000           Seattle, Washington 98101
                                          Telephone: (206) 583-8888

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                             December 19, 1997
  (Date Tender Offer First Published, Sent or Given to Security Holders)

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CUSIP No. 00204C107
-------------------

1    NAMES OF REPORTING PERSONS

     Emeritus Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                        (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     WA

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,077,200

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                [X]

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     6.8%

10   TYPE OF REPORTING PERSON

     CO


CUSIP No. 00204C107
-------------------

1    NAMES OF REPORTING PERSONS

     EMAC Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                        (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DE

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,077,200

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                [X]

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     6.8%

10   TYPE OF REPORTING PERSON

     CO


               This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Statement"), filed December 19, 1997 by Emeritus Corporation, a Washington corporation ("Emeritus"), and EMAC Corp., a Delaware corporation (the "Bidder") and a wholly owned subsidiary of Emeritus, as amended by Amendments No. 1, 2, 3 and 4, relating to the Bidder's offer to purchase all outstanding shares of Common Stock, no par value per share, of ARV Assisted Living, Inc., a California corporation ("ARV"), at $17.50 per share, net to the seller in cash, upon terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Statement. This Amendment No. 5 constitutes Amendment No. 8 to the Report on Schedule 13D filed October 14, 1997 by Emeritus, as amended. Capitalized terms not separately defined herein shall have the meanings specified in the Statement.

Item 10.  Additional Information.

               (e) On January 12, 1998, a U.S. District Court Judge for the Central District of California issued a stay (the "Stay") of the action brought by ARV in U.S. District Court seeking to prevent Emeritus from proceeding with its $17.50 per share cash tender offer for all shares of ARV, and from soliciting proxies from ARV shareholders to replace ARV's current board of directors. The Court ordered that the stay will remain in effect pending final resolution of the state court action brought by Emeritus against ARV and may be lifted only on the following conditions: (i) either side may petition the Court to lift the stay after a decision in the state court case becomes final; (ii) either side may petition to lift the stay if any significant development occurs affecting the federal action; and (iii) any petition to lift the stay must include the history and current status of all related legal proceedings in courts and administrative agencies. The Court's Minute Order and Order Removing the Case From Active Caseload, each dated January 12, 1998, are attached hereto as Exhibits (g)(7) and (g)(8).

               On January 13, 1998, prior to receiving notice of the Stay of the federal action, Emeritus filed in U.S. District Court its Opposition to Plaintiff's Motion For Preliminary Injunction.

               On January 14, 1998, Emeritus issued the press release attached hereto as Exhibit (a)(11). The information set forth in the press release is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits

               (a)(11) Press Release, dated January 14, 1998.

               (g)(7) Minute Order entered on January 12, 1998 in ARV Assisted Living, Inc. v. Emeritus Corporation and EMAC Corporation, United States District Court for the Central District of California, Southern Division, Case No. SA-CV-98-9-LHM (EEx).

               (g)(8) Order Removing the Case From Active Caseload entered on January 12, 1998 in ARV Assisted Living, Inc. v. Emeritus Corporation and EMAC Corporation, United States District Court for the Central District of California, Southern Division, Case No. SA-CV-98-9-LHM (EEx).

               (g)(9) Emeritus' Opposition to Motion for Preliminary Injunction filed on January 13, 1998 in ARV Assisted Living, Inc. v. Emeritus Corporation and EMAC Corporation, United States District Court for the Central District of California, Southern Division, Case No. SA-CV-98-9-LHM (EEx).


                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 1998

                                   EMERITUS CORPORATION


                                   By: /s/ Raymond R. Brandstrom
                                       -----------------------------------
                                       Name:  Raymond R. Brandstrom
                                       Title: President

                                   EMAC CORP.


                                   By: /s/ Raymond R. Brandstrom
                                       -----------------------------------
                                       Name:  Raymond R. Brandstrom
                                       Title: President